FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2009
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Attn:
    NEWS DESKS
             BUSINESS DESKS

For Immediate Release

7
August 2009

RBS completes overhaul of its senior management team by announcing the appointment of Bruce
Van
 Saun as Chief Financial Officer

The Royal Bank of Scotland Group plc ("RBS") is pleased to announce the appointment of Mr Bruce Van Saun as Chief Financial Officer, with effect from 1st October 2009. Prior to today's appointment, Bruce held a number of senior management positions in financial services and was most recently Chief Financial Officer of Bank of New York Mellon. Bruce's appointment completes the restructuring of the Group's senior management team. All nine members of the Group's Executive Committee will be new to their posts within the last 17 months, seven since October of last year.

Stephen Hester, RBS Group Chief Executive said:

" We are very pleased to have attracted Bruce to this important role in our new management team. His record across 24 years of financial services experience is impeccable. His significant restructuring and integration expertise will prove invaluable as we work towards rebuilding standalone strength.

" This completes the extensive renewal of senior management at RBS and I am happy to have a high quality team assembled and hard at work so early in the RBS recovery plan.

" I would also like to pay tribute to Guy Whittaker our retiring CFO. Guy has provided exemplary support to me in the huge changes needed over the last nine months. He will leave RBS with my best wishes."

Notes to editors:

Mr Van Saun
 will join RBS on 8
th
 September, 2009 and will officially take on the responsibilities of CFO on 1 st
 October, 2009.

Mr
Van
 Saun will be a member of
the RBS
 main Board and the Group's Executive Committee.

Recent Career

2008-present     Adviser to US Private Equity companies

2007-8              Bank of New York Mellon
Vice Chairman & Chief Financial Officer

2006-7              Bank of New York
Vice Chairman, Asset Management & Market Related Businesses

1997-2006         Bank of New York
Chief Financial Officer & Vice Chairman (2005)

1994-1997         Deutsche Bank North America
Chief Financial Officer

Mr Van Saun
 is a
US
 Citizen. He qualified as a CPA with Deloittes in 1981.

Further Information
Neil Moorhouse
, Group Media Centre
Telephone +44 (0) 131 523 441

 Mobile: +44 (0) 7786690029

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  07 August 2009

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat